UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Banco Bradesco S.A.

Annual Calendar of Corporate Events– 2019

Information on the Company

Company’s Name

Banco Bradesco S.A.

Headquarters Address

Núcleo Cidade de Deus, Vila Yara, Osasco, SP

Website

www.bradesco.com.br

Investor Relations Officer

name:	Denise Pauli Pavarina
email:	diretoria.executiva@bradesco.com.br
telephone:	(0xx11) 3681-4011

Responsible for Investor Relations Area

name:	Carlos Wagner Firetti
email:	investidores@bradesco.com.br
telephone:	(0xx11) 2194-0921

Newspapers (and location) where our corporate acts are disclosed

Official Gazette of the State of São Paulo and Valor Econômico, both in São Paulo

Financial Statements and Consolidated Financial Statements, related to the fiscal year ended on December 31, 2018

Event

Date

Send to B3, CVM, SEC, NYSE, LATIBEX and make it available to shareholders (Website)

January 31, 2019

Publication

February 05, 2019

Standardized Financial Statements – (DFP), related to the fiscal year ended on December 31, 2018

Event

Date

Send to B3, CVM and make it available to shareholders (Website)	January 31, 2019

IFRS Financial Statements related to the fiscal year ended on December 31, 2018

Event

Date

Send to B3, CVM, SEC, NYSE, LATIBEX and make it available to shareholders (Website)	March 07, 2019

Form 20-F related to the fiscal year ended on December 31, 2018

Event

Date

Send to B3, CVM, SEC, NYSE, LATIBEX and make it available to shareholders (Website)	April 30, 2019

Reference Form related to the fiscal year ended on December 31, 2018

Event

Date

Send to B3, CVM and make it available to shareholders (Website)	May 31, 2019

7/Dec/2018

Banco Bradesco S.A.

Annual Calendar of Corporate Events – 2019

.2.

Financial Statements and Consolidated Financial Statements, related to the semester ended on June 30, 2019

Event

Date

Send to B3, CVM, SEC, NYSE, LATIBEX and make it available to shareholders (Website)	July 25, 2019
Publication	August 14, 2019

Results Disclosure

Quarterly Information – ITR Quarterly Consolidated Financial Statements (Portuguese and English)

Event

Date

Send to B3, CVM, SEC, NYSE, LATIBEX and make it available to shareholders (Website)
Annual/2018	January 31, 2019
Regarding the 1st quarter/2019	April 25, 2019
Regarding the 2nd quarter/2019	July 25, 2019
Regarding the 3rd quarter/2019	October 31, 2019

Public Presentations to Analysts and Investors
Event: Public Presentations to Analysts and Investors, opened to other stakeholders
Date / Time / Location
March 26, 2019 (Tuesday) – Osasco, SP Bradesco Day – 1 p.m. to 5:30 p.m. Núcleo Cidade de Deus, Prédio Vermelho, Vila Yara - Auditorium of the Board of Executive Officers

December 7, 2018

Banco Bradesco S.A.

Annual Calendar of Corporate Events– 2019

   .3.

Scheduled Annual and/or Special Shareholder’s Meeting

Event

Date

Annual Shareholder’s Meeting (AGO)	Send to B3, CVM, SEC, NYSE and LATIBEX the Notice of Meeting and Management Proposal, including information required by CVM Instructions No. 480 and 481, of 7 and December 17, 2009.	February 07, 2019
	Publication of the Call Notice	February 8, 9 and 12, 2019
	Date of realization of the Annual Shareholder’s Meeting	March 11, 2019
	Send to B3, CVM, SEC, NYSE and LATIBEX the main deliberations of the Annual Shareholder’s Meeting	March 11, 2019
	Send to B3 and CVM the Annual Shareholder’s Meeting Minute	March 20, 2019

Interest on Shareholder’s Equity per Month according to the Monthly Payment of Shareholders System

Month in Reference	Date of Declaration and base date of rights	Date “Ex-Rights”	Payment Date
January	January 2, 2019	January 3, 2019	February 1, 2019
February	February 1, 2019	February 4, 2019	March 1, 2019
March	March 1, 2019	March 6, 2019	April 1, 2019
April	April 1, 2019	April 2, 2019	May 2, 2019
May	May 2, 2019	May 3, 2019	June 3, 2019
June	June 3, 2019	June 4, 2019	July 1, 2019
July	July 1, 2019	July 2, 2019	August 1, 2019
August	August 1, 2019	August 2, 2019	September 2, 2019
September	September 2, 2019	September 3, 2019	October 1, 2019
October	October 1, 2019	October 2, 2019	November 1, 2019
November	November 1, 2019	November 4, 2019	December 2, 2019
December	December 2, 2019	December 3, 2019	January 2, 2020
Type of Action		Per Share
		Gross	Net
Common		R$0.017249826	R$0.014662352
Preferred		R$0.018974809	R$0.016128588

December 7, 2018

Banco Bradesco S.A.

Annual Calendar of Corporate Events– 2019

   .4.

Banco Bradesco S.A.

Denise Pauli Pavarina

Executive Managing Officer and

Investor Relations Officer

December 7, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 7, 2018

BANCO BRADESCO S.A.

By:	/S/Denise Pauli Pavarina
Denise Pauli Pavarina Executive Managing Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.